June 12, 2014

Via EDGAR

Mr. Jeffrey Long

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Pacific Global Fund, Inc. d/b/a Pacific Advisors Fund Inc. (the “Fund’)
File No. 811-07062

Form N-CSR Filed March 4, 2014

Form N-Q for the quarter ended September 30, 2013 filed November 27, 2013

Form N-SAR filed February 28, 2014

Form N-SAR filed February 28, 2013

Form N-SAR filed February 29, 2012

Dear Mr. Long:

Set out below are the Fund’s responses to the comments of the Commission accounting staff (“staff”) on the documents  listed above, which comments the staff provided orally to the Fund ‘s counsel by telephone on May 19, 2014.

1.                                      COMMENT:                      Annual Report to Shareholders - Average Annual Compounded Returns (pages 9, 15, 21, 26, 31 and 37).  Best practices recommend the inclusion of the average annual compounded returns for each Fund’s benchmark(s).

RESPONSE:                        Comment accepted.  The Fund will include the average annual compounded returns for each Series of the Fund’s benchmark(s) beginning with its 2014 Annual Report.

2.                                      COMMENT:                      Annual Report to Shareholders — Schedules of Investments (pages 45, 46, 50 and 51).  Consistent with Regulation SX Rule 12-12, please include for corporate bonds with a floating interest rate, the current interest rate at the end of the reporting period in the security description.

RESPONSE:                        Comment accepted.  The Fund began including the current interest rate for floating rate bonds in the Schedule of Investments in its Form N-Q for the quarter ended March 31, 2014 which was filed on May 29, 2014.

3.                                      COMMENT:                      Form N-Q — Notes to the Schedules of Investments (page 21).  Please provide the aggregate gross unrealized appreciation/depreciation for all securities in which there is an excess value over tax cost, the net unrealized appreciation/depreciation, and the aggregate cost of securities for Federal income tax purposes in a footnote as specified in Regulation S-X Rule 12-12(8).

RESPONSE:                        Comment accepted.  The Fund included the required footnote in its Form N-Q for the quarter ended March 31, 2014 which was filed on May 29, 2014.

4.                                      COMMENT:                      Forms N-SAR — Report of the Independent Registered Public Auditing Firm.  The Reports filed with Registrant’s Forms N-SAR for the years ended December 31, 2012, 2013 and 2014 did not include the signature of the public auditing firm.

RESPONSE:                        As requested by the staff, on May 23, 2014, the Fund re-filed its Forms N-SAR for the years ended December 31, 2012, 2013 and 2014 each of which includes a signed report from the independent registered public auditing firm.

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If you have questions or comments regarding this response, please contact me at (818) 245-7530 or chenning@pgimc.com, or Joan E. Boros at (202) 507-6413 or jboros@stradley.com.  We appreciate your attention to this response.

Very truly yours,

/s/ Catherine L. Henning

Catherine L. Henning
Vice President and Secretary

cc:                                Joan E. Boros, Esq.

Stradley Ronon Stevens & Young LLP